

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2019

David Thompson
Chief Executive Officer
CIM Commercial Trust Corporation
17950 Preston Road, Suite 600
Dallas, Texas 75252

> **Re: CIM Commercial Trust Corporation**
> **Registration Statement on Form S-11**
> **Filed June 20, 2019**
> **File No. 333-232232**

Dear Mr. Thompson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities